SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 1-8529

The Legg Mason
Profit Sharing and 401(k) Plan and Trust

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

Legg Mason, Inc.

100 International Drive

Baltimore, Maryland 21202

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4.

Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

THE LEGG MASON PROFIT SHARING
AND 401(k) PLAN AND TRUST

Financial Statements

Together with Report of

Independent Registered Public Accounting Firm

As of December 31, 2009 and 2008 and

For the Year Ended December 31, 2009

*The other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

The Legg Mason Profit Sharing and 401(k) Plan and Trust:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Legg Mason Profit Sharing and 401(k) Plan and Trust (the “Plan”) as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Stout, Causey & Horning, P.A.

Sparks, Maryland

June 7, 2010

A Member of SC&H Group, LLC

Phone: (410) 403-1500 ¿ Toll Free: (800) 832-3008 ¿ Fax: (410) 403-1570 ¿ Web: www.SCandH.com

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Statements of Net Assets Available for Benefits

As of December 31,	2009	2008

Assets

Cash	$499,019	$575,245

Investments, at fair value:
Participant-directed investments	376,941,941	288,088,133
Loans to participants	5,827,922	5,455,312

Total Investments	382,769,863	293,543,445

Receivables
Employee contribution receivable	81,601	2,770
Employer contribution receivable	7,317,456	8,335,467
Receivable for investments sold	53,600	11,073

Total Assets	390,721,539	302,468,000

Liabilities

Payable for investments purchased	417,213	387,709

Net Assets Available for Benefits	$390,304,326	$302,080,291

The accompanying notes are an integral part of these financial statements.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

Additions to Net Assets Attributable to:

Contributions
Employer	$6,551,726
Employee	22,434,728

Total Contributions	28,986,454

Interest and Dividend Income	6,774,242
Net Appreciation in Fair Value (Notes 2 and 3)	97,191,610

Total Additions	132,952,306

Deductions from Net Assets Attributable to:

Benefits Paid to Participants	24,786,746
Administrative Expenses	7,800

Total Deductions	24,794,546

Transfers (Note 1)	(19,933,725)

Net Increase in Net Assets Available for Benefits	88,224,035

Net Assets Available for Benefits:

Beginning of the Year	302,080,291

End of the Year	$390,304,326

The accompanying notes are an integral part of this financial statement.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2009 and 2008 and

For the Year Ended December 31, 2009

1.              DESCRIPTION OF PLAN

The following description of The Legg Mason Profit Sharing and 401(k) Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan, which was established on December 30, 1960, is a defined contribution plan covering substantially all employees of Legg Mason & Co., LLC (“LM & Co.”) and affiliated participating companies (the “Company”) with the exception of leased and temporary employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). An employee becomes eligible to participate in the Plan on his or her date of hire. A participant shares in discretionary Company contributions and forfeitures by completing 1,000 hours of service, as defined by the Plan, in a Plan year and being employed on the last day of the Plan year.

Affiliated companies and their effective dates of adoption of the Plan are as follows:

Howard, Weil, Labouisse, Friedrichs, Incorporated (January 1, 1989)

Bartlett & Co. (January 1, 1996)

Western Asset Management Company (April 1, 2002)

Citigroup, Inc. (December 1, 2005)

Brandywine Global Investment Management, LLC (July 1, 2008)

Participant Contributions

Contributions by employees are voluntary and may be composed of all or any of the following:

A.           A rollover of accumulated deductible employee contributions as contemplated by Section 408(d)(3) of the Internal Revenue Code.

B.             A voluntary compensation deferral whereby the participant may elect to defer, in the form of Company contributions to the Plan on the participant’s behalf, compensation that would otherwise have been paid to the participant during the Plan year. This compensation deferral, if elected, cannot be less than 1% and not more than 50% of the compensation that would otherwise have been paid to the participant during the Plan year. Participant contributions may not exceed the maximum allowable contribution under the Internal Revenue Code (the “Code”). The maximum allowable contribution totaled $16,500 for the year ended December 31, 2009. Participants who have attained age 50 before the end of the Plan year may make additional catch-up contributions, subject to limitations imposed by the Code.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2009 and 2008 and

For the Year Ended December 31, 2009

1.              DESCRIPTION OF PLAN – cont’d.

Company Contributions

The Company may contribute a matching contribution to all eligible employees to be determined annually by the Board of Managers. During 2009, the Company matched 50% of the employee contributions up to 6% of annual earnings up to a maximum of $5,000 per employee. Prior to May 1, 2009, such contributions were nondiscretionary in nature and followed the benefit calculation used through 2009. Additionally, the Company may make discretionary profit sharing contributions to the Plan.

The Company approved a discretionary profit sharing contribution for 2009 of $1,365,580, which includes $340,000 of reallocated forfeitures. Company matching contributions for 2009 totaled $6,291,876. These Company contributions were remitted to the Plan subsequent to December 31, 2009, and accordingly, are included as contributions receivable in the accompanying statements of net assets available for benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in deferral contributions, rollover contributions, and income earned thereon. Participants are also immediately vested in the Company’s discretionary matching contribution. Vesting in the Company’s discretionary profit sharing contributions is based on years of continuous service as presented in the following chart:

Years of Service	Percentage Vested
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2009 and 2008 and

For the Year Ended December 31, 2009

1.              DESCRIPTION OF PLAN – cont’d.

Vesting – cont’d.

A participant’s account becomes 100% vested in the discretionary profit sharing contribution, regardless of years of service, at age 65 or in the event of permanent disability, death, or by reason of, and as part of, a partial Plan termination.

Forfeitures

Terminating employees of the Plan are paid the current value of the vested balance in their Plan account as soon as administratively feasible. Unvested amounts are forfeited and reallocated to continuing participants in the year in which they are forfeited. As of December 31, 2009 and 2008, unallocated forfeitures totaled $364,875 and $781,383, respectively. Forfeitures are allocated in subsequent years based on the respective profit sharing allocations. During 2009, $1,003,505 in forfeitures was credited to participant accounts, including an interim allocation of forfeitures totaling $245,000 to all eligible participants as of March 31, 2009, and $584,718 of forfeitures was created.

Upon an employee’s withdrawal from the Plan or a break in service of more than five years, any non-vested portion of a participant’s account is forfeited and is reallocated to participants’ accounts in the same proportion as the Company’s discretionary profit sharing contribution to the Plan attributable to the Plan year in which the forfeitures occurred.

Payment of Benefits

Benefit payments are available to participants upon retirement, early retirement, termination of employment, death, attainment of age 59 1/2 or disability. Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option as provided by the Plan.  Upon proof, to the satisfaction of the Plan administrator, of an immediate and heavy financial need, amounts contributed by the employee may be withdrawn for a hardship purpose.  Distributions are subject to the applicable provisions of the Plan agreement.  Certain income taxes and penalties may apply to withdrawals or distributions prior to age 59 1/2.  Net assets of the Plan allocated to the accounts of participants who had elected to withdraw from the Plan that had not received such distributions as of December 31, 2009 and 2008 totaled $1,517,144 and $64,688, respectively.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2009 and 2008 and

For the Year Ended December 31, 2009

1.              DESCRIPTION OF PLAN – cont’d.

Loans to Participants

Participants are eligible to obtain loans from the Plan. Participants can borrow up to 50% of their vested account balance, in amounts of at least $1,000 but not more than $50,000 less the highest outstanding loan balance during the preceding twelve months. Loan repayment periods range from one to twenty-seven years. Loans for any purpose other than the purchase of a primary residence must be repaid within 5 years. The loans accrue interest at a rate commensurate with prevailing rates as determined by the Plan. As of December 31, 2009 and 2008, interest rates on these loans ranged from 4.25% to 10.50%. The Company has the authority to deny participant loans to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending loans to participants; however, it may not affect the terms or provisions of any loans outstanding at that time.

Administrative Expenses

Administrative and operational expenses of the Plan are to be paid by the Trustee with Plan assets unless the Company elects to pay them. For the year ended December 31, 2009, the majority of expenses of the Plan were paid with Plan assets.

Plan Changes

During 2009, the Plan was amended to make matching contributions discretionary in nature.

During 2009, Legg Mason Real Estate Investors, Inc.’s, a subsidiary of LM & Co., stock was transferred to an unrelated party.  In conjunction with the transaction, the Plan was amended to provide for full vesting to all affected participants and account for forfeiture reallocations.

During the 2009 plan year, additional funds were opened to participant investments including:

•                  Legg Mason Partners Short-Term Bond Fund – Institutional  – Opened July 6, 2009

•                  Legg Mason Partners Corporate Bond Fund – Institutional – Opened July 6, 2009

•                  Legg Mason Partners Target Retirement Fund – Institutional  – Opened July 13, 2009

•                  Legg Mason Partners Target Retirement Fund 2015 – Institutional  – Opened July 13, 2009

•                  Legg Mason Partners Target Retirement Fund 2020 – Institutional  – Opened July 13, 2009

•                  Legg Mason Partners Target Retirement Fund 2025 – Institutional  – Opened July 13, 2009

•                  Legg Mason Partners Target Retirement Fund 2030 – Institutional  – Opened July 13, 2009

•                  Legg Mason Partners Target Retirement Fund 2035 – Institutional  – Opened July 13, 2009

•                  Legg Mason Partners Target Retirement Fund 2040 – Institutional  – Opened July 13, 2009

•                  Legg Mason Partners Target Retirement Fund 2045 – Institutional  – Opened July 13, 2009

•                  Legg Mason Partners Target Retirement Fund 2050 – Institutional  – Opened July 13, 2009

•                  Western Asset Inflation Indexed Plus Bond Fund – Institutional – Opened July 13, 2009

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2009 and 2008 and

For the Year Ended December 31, 2009

1.     DESCRIPTION OF PLAN – cont’d.

Plan Changes – cont’d.

During the 2009 plan year, the following fund changes also occurred:

•      Legg Mason Limited Duration Bond Portfolio – Institutional was merged into the Legg Mason Partners Short-Term Bond Fund – Institutional  – Effective July 10, 2009

•      Legg Mason Investment Grade Income Portfolio – Institutional was merged into the Legg Mason Partners Corporate Bond Fund – Institutional – Effective July 10, 2009

•      Legg Mason Partners Lifestyle Allocation 50% was removed as an investment option to participants – Effective July 27, 2009

•      Legg Mason Partners Capital and Income Fund  was renamed the Legg Mason Clearbridge Equity Income Builder Fund – Effective December 7, 2009

•      Legg Mason Small Cap Value Fund was merged into the Legg Mason Clearbridge Small Cap Value Trust – Institutional – Effective December 21, 2009

Transfers

On December 1, 2005, Legg Mason, Inc. acquired substantially all of Citigroup, Inc.’s worldwide asset management business (CAM) in exchange for Legg Mason’s Private Client and Capital Markets (PC/CM) business, common and preferred stock and cash. As a result of the exchange, approximately 2,600 PC/CM employees were terminated, at which point they could transfer their assets out of the Plan. During the year ended December 31, 2009, $19,933,725 in assets held by PC/CM employees were transferred out of the Plan.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2009 and 2008 and

For the Year Ended December 31, 2009

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Codification of Accounting Standards

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification or ASC) 105, Generally Accepted Accounting Principles (ASC 105), defines the FASB ASC as the single source of authoritative accounting principles generally accepted in the United States of America (US GAAP) recognized by the FASB to be applied by nongovernmental entities. ASC 105 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification has superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. With the adoption of ASC 105, the FASB no longer issues new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB issues Accounting Standards Updates, which serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the basis for conclusions on the change(s) in the Codification. The adoption of ASC 105 did not have an impact on the Plan’s financial statements.

Subsequent Events

ASC 855, Subsequent Events (ASC 855), defines general standards of accounting for and disclosure of events that occur after the net assets available for benefits date, but before the financial statements are issued or are available to be issued.   The Plan implemented the provisions of ASC 855 for the year ended December 31, 2009, and the implementation did not have a material impact on the Plan’s net assets available for benefits and changes in net assets available for benefits. The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure, except as disclosed in Note 7.

Risks and Uncertainties

The Plan provides for investments in financial instruments that, in general, are exposed to risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and materially affect the amounts reported in the statements of net assets available for benefits.

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures (ASC 820), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2009 and 2008 and

For the Year Ended December 31, 2009

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Fair Value Measurements – cont’d.

Level 1           Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2           Inputs to the valuation methodology include:

•      Quoted prices for similar assets or liabilities in active markets;

•      Quoted prices for identical or similar assets or liabilities in inactive markets;

•      Inputs other than quoted prices that are observable for the asset or liability;

•      Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3           Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Registered investment companies – equity and fixed income:  Valued at the net asset value (NAV) of shares held by the Plan at year-end. Assets are traded on an active market.

Common stock: Valued at unadjusted quoted market share prices within active markets.

Common stock fund: Valued using net asset values of similar quoted market prices of common stock.

Participant loans:  Valued at amortized (unpaid) cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2009 and 2008 and

For the Year Ended December 31, 2009

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Fair Value Measurements – cont’d.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Registered investment companies - equity	$284,625,647	$—	$—	$284,625,647
Registered investment companies - fixed income	78,080,319	—	—	78,080,319
Common stock	690,000	—	—	690,000
Common stock fund	—	13,545,975	—	13,545,975
Participant loans	—	—	5,827,922	5,827,922

Total investments at fair value	$363,395,966	$13,545,975	$5,827,922	$382,769,863

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Registered investment companies - equity	$211,747,260	$—	$—	$211,747,260
Registered investment companies - fixed income	66,239,243	—	—	66,239,243
Common stock	734,905	—	—	734,905
Common stock fund	—	9,366,725	—	9,366,725
Participant loans	—	—	5,455,312	5,455,312

Total investments at fair value	$278,721,408	$9,366,725	$5,455,312	$293,543,445

The participant loan balance as of December 31, 2009 and 2008 totaled $5,827,922 and $5,455,312, respectively. The changes in the fair value of the Plan’s Level 3 assets included purchases, sales, issuances and settlements, net and totaled $372,610 for the year ended December 31, 2009.

Payment of Benefits

Benefits are recorded when paid.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2009 and 2008 and

For the Year Ended December 31, 2009

3.     INVESTMENTS

Upon enrollment in the Plan, a participant may direct his/her account balance into any of the investment options listed on the schedule of assets (held at end of year).

Subject to certain limitations by the funds, participants may change their investment options and transfer amounts between investment options daily.

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows as of December 31,:

	2009	2008
Legg Mason Capital Management Value Trust, Institutional Class,
1,259,723 and 1,369,331 shares, respectively	$53,273,695	$41,203,178

Legg Mason Capital Management Special Investment Trust, Institutional Class,
961,566 and 1,091,143 shares, respectively	33,433,635	21,048,152

Western Asset/Citi Institutional Liquid Reserves Fund, Class A,
29,407,403 and 33,066,713 shares, respectively	29,407,403	33,066,713

Legg Mason Capital Management Opportunity Trust, Institutional Class,
2,778,703 and 2,945,481 shares, respectively	28,176,052	16,111,780

American EuroPacific Growth Fund, R5,
666,064 and 727,900 shares, respectively	25,496,949	20,344,798

During 2009, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Interests in registered investment companies	$92,921,365
Common stock fund	4,027,916
Common stock	242,329
$97,191,610

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2009 and 2008 and

For the Year Ended December 31, 2009

4.     INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a determination letter, dated August 31, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ASC 740, Income Taxes (ASC 740), prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures.  For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.  The Plan implemented the provisions of ASC 740 during the year ended December 31, 2009. As the Plan is tax exempt and had no unrelated business taxable income; the implementation did not have an impact on the Plan’s financial statements.  The Plan recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.  The Plan does not have any amounts relating to interest and penalties as of December 31, 2009.

5.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6.     OTHER MATTERS

The Plan invests in shares of Legg Mason, Inc. common stock, which qualifies as a party-in-interest transaction, through two plan alternatives, one of which is a unitized fund consisting primarily of shares of the common stock of Legg Mason, Inc. The other consists of common stock transferred in from a prior plan. Sales of 10,664 shares of Legg Mason, Inc. common stock with aggregate proceeds of $287,234 were made during 2009. There were no purchases of Legg Mason, Inc. common stock during 2009. The market value of Legg Mason, Inc. common stock at December 31, 2009 and 2008 was $690,000 (22,878 shares) and $734,905 (33,542 shares), respectively.

Cash balances maintained by the Plan and the Legg Mason, Inc. common stock directly owned by the Plan are held by M&T Bank and Deutsche Bank, respectively, in investment accounts. During 2009, the M&T Bank account was closed. The shares of common stock held by the unitized Legg Mason Common Stock Fund are held by Wells Fargo Bank.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2009 and 2008 and

For the Year Ended December 31, 2009

6.     OTHER MATTERS – cont’d.

Sales of 239,510 units with aggregate proceeds of $3,027,427 and purchases of 278,896 units with an aggregate purchase price of $3,178,763 of the Legg Mason Common Stock Fund units were made during 2009. The market value of the Legg Mason Common Stock Fund at December 31, 2009 and 2008 was $13,545,975 (912,339 units) and $9,366,725 (872,953 units), respectively.

Legg Mason Investor Services serves as distributor for the Legg Mason funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Legg Mason funds. The Legg Mason funds in the Plan qualify as a party-in-interest transaction.

Effective July 2009, the recordkeeper of the Plan changed from The 401(k) Company to Schwab Retirement Services Company. Administrative expenses were paid to the recordkeepers from the Plan totaling $7,800 for the year ended December 31, 2009. The Charles Schwab Trust Company is the Custodian of the Plan, except for those assets disclosed above. The Plan loans funds to its participants according to the applicable provisions of the Plan agreement. The Company provides the Plan with certain accounting and administrative services for which no fees are charged. All such transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.     SUBSEQUENT EVENTS

Effective January 1, 2010, the Plan was amended for various reasons. The IRS is currently reviewing the 2010 Plan Restatement and will provide an updated IRS determination letter upon approval.

On April 1, 2010, the Company changed custodians and recordkeepers from The Charles Schwab Trust Company and Schwab Retirement Plan Services Company, respectively, to Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, respectively. As a result of this change, the Plan entered into a blackout period from March 25, 2010 through April 14, 2010. During that time, participants were unable to enroll in the Plan, change their contribution rate, direct or diversify investments in their accounts, or obtain a loan or a distribution from the Plan.

8.     DELINQUENT PARTICPANT CONTRIBUTIONS

During the year ended December 31, 2009, the Plan remitted participant contributions totaling $14,979 related to two pay periods to the recordkeeper in a time frame in excess of limits imposed by the Department of Labor. The Plan is in the process of determining the corrective actions necessary to ratify this situation and will make the necessary contributions plus any lost earnings to make the Plan whole as of the date of the correction immediately upon completing such determination.

SUPPLEMENTAL SCHEDULES PROVIDED

PURSUANT TO DEPARTMENT OF LABOR’S

RULES AND REGULATIONS

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

EIN#: 20-3171699

Plan #: 001

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2009

(a)	(b)	(c)	(d)	No. of	(e)
	Identity of issue, borrower, or similar party	Description of investment	**Cost	Shares	Current Value
	American EuroPacific Growth Fund, R5	Registered Investment Company - Equity		666,064	$25,496,949
	American Growth Fund of America, R5	Registered Investment Company - Equity		465,810	12,707,300
	Davis Opportunity Fund Class Y	Registered Investment Company - Equity		310,511	6,412,057
	Dodge and Cox Balanced Fund	Registered Investment Company - Equity		140,146	8,973,551
	Franklin Small-Mid Cap Growth Advisor Class	Registered Investment Company - Equity		198,689	5,926,894
	Highmark NYSE ARCA Tech 100 Index A	Registered Investment Company - Equity		131,273	3,259,502
*	Legg Mason Capital Management American Leading Companies Trust, Institutional Class	Registered Investment Company - Equity		307,219	4,771,107
*	Legg Mason Capital Management Growth Trust, Institutional Class	Registered Investment Company - Equity		238,092	4,649,941
*	Legg Mason Capital Management Opportunity Trust, Institutional Class	Registered Investment Company - Equity		2,778,703	28,176,052
*	Legg Mason Capital Management Special Investment Trust, Institutional Class	Registered Investment Company - Equity		961,566	33,433,635
*	Legg Mason Capital Management Value Trust, Institutional Class	Registered Investment Company - Equity		1,259,723	53,273,695
*	Legg Mason Clearbridge Equity Income Builder Fund	Registered Investment Company - Equity		169,961	2,042,925
*	Legg Mason Clearbridge Small Cap Value Trust, Institutional Class	Registered Investment Company - Equity		252,698	3,790,463
*	Legg Mason Emerging Markets - Institutional	Registered Investment Company - Equity		82,069	1,488,740
*	Legg Mason International Equity Institutional Class	Registered Investment Company - Equity		696,817	8,591,750
*	Legg Mason Partners Aggressive Growth Institutional	Registered Investment Company - Equity		44,768	4,239,563
*	Legg Mason Partners Appreciation Institutional	Registered Investment Company - Equity		163,636	2,011,085
*	Legg Mason Partners Capital Fund Institutional	Registered Investment Company - Equity		43,729	904,750
*	Legg Mason Partners Emerging Markets Equity - Institutional	Registered Investment Company - Equity		136,899	2,840,664
*	Legg Mason Partners Target Retirement 2015 - Institutional	Registered Investment Company - Equity		4,269	45,085
*	Legg Mason Partners Target Retirement 2020 - Institutional	Registered Investment Company - Equity		7,563	79,190
*	Legg Mason Partners Target Retirement 2025 - Institutional	Registered Investment Company - Equity		29,246	300,360
*	Legg Mason Partners Target Retirement 2030 - Institutional	Registered Investment Company - Equity		24,071	240,949
*	Legg Mason Partners Target Retirement 2035 - Institutional	Registered Investment Company - Equity		51,866	507,769
*	Legg Mason Partners Target Retirement 2040 - Institutional	Registered Investment Company - Equity		32,723	322,977
*	Legg Mason Partners Target Retirement 2045 - Institutional	Registered Investment Company - Equity		18,985	187,194
*	Legg Mason Partners Target Retirement 2050 - Institutional	Registered Investment Company - Equity		7,763	76,544
*	Legg Mason Partners Target Retirement Fund - Institutional	Registered Investment Company - Equity		4,069	45,373
*	Royce Pennsylvania Mutual Fund, Investment Class	Registered Investment Company - Equity		1,595,587	15,078,297
	SSGA S&P 500 Index Fund	Registered Investment Company - Equity		1,025,366	18,794,956
	T Rowe Price Small Cap Stock Fund	Registered Investment Company - Equity		396,979	10,694,609
	Templeton World Advisor	Registered Investment Company - Equity		1,171,576	16,355,197
	Washington Mutual Investors, R5	Registered Investment Company - Equity		361,613	8,906,524
	Eaton Vance Income Fund of Boston, Institutional Class	Registered Investment Company - Fixed Income		617,431	3,420,570
*	Legg Mason Partners Corporate Bond Fund - Institutional	Registered Investment Company - Fixed Income		301,033	3,178,909
*	Legg Mason Partners High Income Institutional	Registered Investment Company - Fixed Income		1,045,337	5,989,784
*	Legg Mason Partners Short-Term Bond Fund - Institutional	Registered Investment Company - Fixed Income		876,269	3,242,194
	PIMCO Foreign Bond	Registered Investment Company - Fixed Income		423,847	4,238,467
	PIMCO Total Return	Registered Investment Company - Fixed Income		1,317,607	14,230,157
*	Western Asset Core Plus, Institutional Class	Registered Investment Company - Fixed Income		1,341,850	13,606,362
*	Western Asset Inflation Indexed Plus Bond Fund - Institutional	Registered Investment Company - Fixed Income		72,105	766,473
*	Western Asset/Citi Institutional Liquid Reserves Fund, Class A	Registered Investment Company - Fixed Income		29,407,403	29,407,403
*	Legg Mason Common Stock	Common Stock		22,878	690,000
*	Legg Mason Common Stock Fund	Unitized Fund		912,339	13,545,975
*	Participant Loans	Participant loans made to participants
		or beneficiaries under the Plan. Interest
		rates range from 4.25% to 10.50%,
		maturing through March 2029.			5,827,922
					$382,769,863

*                 Denotes a party-in-interest as defined by ERISA.

**          Participant directed investments, therefore, no cost basis required.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

EIN#: 20-3171699

Plan #: 001

Sch H, Part 4, line 4a - Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2009

	Relationship of Plan,
Identity of	Employer or Other
Party Involved	Party-In-Interest	Description of Transaction	Amount
Western Asset Management Company	Affiliated Company	Late remittance of participant contributions	$14,979

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 10, 2010	THE LEGG MASON PROFIT SHARING AND 401(k) PLAN AND TRUST

		By:	/s/ James R. Savage
James R. Savage
Plan Administrator

EXHIBIT INDEX

Exhibit No.

23	Consent of Stout, Causey & Horning, P.A.